FOLEY & LARDNER LLP ATTORNEYS AT LAW
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	April 12, 2005	WRITER'S DIRECT LINE 414.297.5553 pjones@foley.com Email
VIA FACSIMILE AND EDGAR		CLIENT/MATTER NUMBER 015428-0137

Mr. David Ritenour
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	REGAL-BELOIT Corporation Amendment No. 1 to Registration Statement on Form S-3 Filed March 29, 2005 File No. 333-122823

Dear Mr. Ritenour:

        On behalf of our client, REGAL-BELOIT Corporation, a Wisconsin corporation (the “Company”), set forth in this letter are the Company’s responses to the remaining comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 7, 2005 (the “Comment Letter”), with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).

        Enclosed please find three copies of Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-122823), which was filed today via EDGAR with the Commission.

Risk Factors – Page 3

        2.     Please revise to eliminate the second sentence of the introductory paragraph and revise as necessary to include a discussion of all material risks in your risk factors section.

        In response to the Staff’s comment, the Company has revised the section captioned “Risk Factors” in the Prospectus to delete the second sentence of the introductory paragraph.

Risks associated with our shareholder agreement with GE and sales of shares by GE – Page 8

        3.     You appear to address several risks in this section, such as risks relating to the possibility of a decline in your stock price, as well as the risk(s) relating to the value-sharing and price-protection provisions of the shareholder agreement. Please revise to provide this disclosure under separate risk factor captions. Please also ensure that the risk factor captions reflect the risks discussed in the associated text.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO	SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C. WEST PALM BEACH

Mr. David Ritenour
April 12, 2005

        The Company has revised the section captioned “Risk Factors” in the Prospectus in response to the Staff’s comment.

        4.     Please revise to explain the nature of the risk(s) associated with the existence of the value-sharing arrangement with GE currently described in the second paragraph of this risk factor.

        The Company has revised the section captioned “Risk Factors” in the Prospectus in response to the Staff’s comment.

* * *

        If the Staff has any questions with respect to the foregoing, it should contact the undersigned at (414) 297-5553.

Very truly yours,
/s/ Paul J. Jones
Paul J. Jones

Enclosures

cc:	James L. Packard Henry W. Knueppel David A. Barta REGAL-BELOIT Corporation Benjamin F. Garmer, III Jay O. Rothman Foley & Lardner LLP